
LIQUOR
DEPOT

LIQUOR
WORLD

06018907

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership


RECEIVED
NOV 3 0 2006
213
WASH, D.C.
SECTION

November 20, 2006

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

VIA CANADA POST

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News release regarding the acquisition of 12 liquor stores in Calgary, dated May 31, 2006;
2. News release regarding the second quarter results conference call, dated August 7, 2006;
3. News release regarding the second quarter results and cash distribution increase, dated August 11, 2006;
4. News release announcing the appointment of a new Trustee and Board member, dated September 5, 2006;
5. News release regarding the Issuance of Trust Units, dated September 7, 2006;
6. News release regarding the Issuance of Trust Units, dated October 2, 2006;
7. News release announcing new stores, dated October 23, 2006;
8. News release regarding third quarter results conference call, dated October 26, 2006;
9. News release – Form 52-109FM2 Certification of Interim Filings of the CEO, dated November 8, 2006;
10. News release – Form 52-109FM2 Certification of Interim Filings of the CFO, dated November 8, 2006;
11. News release regarding third quarter results, dated November 8, 2006; and
12. News release announcing new president of the Fund, dated November 8, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned at (780) 702-2392 should you have any questions concerning the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Tory Thibaudeau
Corporate Paralegal

PROCESSED
DEC 0 6 2006
THOMSON
FINANCIAL

File No. 82-34937

May 31, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Announces the Planned

Acquisition of 12 Liquor Stores in Calgary

EDMONTON, May 31, 2006 - Liquor Stores Income Fund (the "Fund") (TSX: "LIQ.UN") announced today the planned acquisition of 12 additional stores in Alberta. The Fund will be acquiring 12 of the 14 stores operated by Willow Park Group in Calgary.. Willow Park Group is the 6th largest independent chain of liquor stores in Alberta. The acquisition of the new stores is subject to customary closing conditions and regulatory approvals. Completion is expected to take place during June and July. The total cost to the Fund of the 12 stores and the 13 previously announced acquisition and development stores is approximately $24,000,000 and together they are expected to result in the addition of approximately $3,000,000 in EBITDA to the Fund on an annualized basis. The 12 stores announced are in addition to the 13 stores announced in the May 12th, 2006 press release, and will bring the total number of stores to be operated by the Fund to 100.

All of the Fund's growth from new store development and acquisition is from transactions with arm's length third parties and the accretion in value of these acquisitions and developments accrues to the benefit of the Fund's unitholders.

Irving Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc., stated "I am extremely pleased with the performance of the Fund's acquisition and new store development program in that we have reached our stated 3 to 5 year target of doubling the number of stores in the Fund in less than 2 years. We are looking forward to continued growth of the Fund. "

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's largest operator of private liquor stores by number of stores.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities, copies of which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com .

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release are made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

File No. 82-34937

Liquor Stores Income Fund Second Quarter Results Conference Call

EDMONTON, ALBERTA - (CCNMatthews – August 7, 2006) – Liquor Stores Income Fund ("Liquor Stores") (TSX:LIQ.UN) will conduct a conference call on August 11, 2006 following the release of its financial results for the second quarter ending June 30, 2006. Liquor Stores intends to release these financial results after the close of markets on August 11, 2006. The details of the conference call are as follows:

Date:	Friday, August 11, 2006
Time:	5:00 PM E.D.T.
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-695-7896
Toll-Free Access:	1-888-280-8771

An archived recording of the conference call will also be available approximately one hour after the completion of the call until August 18, 2006 by dialing 416-695-5275 or Toll-Free Access: 1-888-509-0081. Passcode required - 629227.

Liquor Stores is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 95 stores, 7 of which are located in British Columbia.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

August 11, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2006 Second Quarter Results and Announces Cash Distribution Increase:

EDMONTON, Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for the three and six months ended June 30, 2006. For the second quarter, the Fund reported sales of $52.2 million compared to $38.5 million in 2005. For the six months ended June 30, sales were $90.2 million compared to $65.3 million in 2005.

Same store sales increased by 9.26%. Sales for the second quarter of 2006 benefited from the timing of festive occasions and other holidays. Same store sales for the six months ended June 30, 2006 increased 5.64%. Favourable weather conditions in Western Canada and the participation of Alberta-based professional hockey teams in the Stanley Cup playoffs also contributed to the year over year improvement.

For the quarter ended June 30, 2006, earnings before non-controlling interest were $4.0 million or $0.33 per weighted average unit outstanding and net earnings were $2.9 million or $0.33 per weighted average unit outstanding. For the six months ended June 30, 2006, earnings before non-controlling interest were $5.1 million or $0.45 per weighted average unit and net earnings were $3.6 million or $0.47 per weighted average unit outstanding. Distributable cash per weighted average unit outstanding for the three month and six month periods were $0.33 and $0.45, respectively, compared to $0.27 and $0.38 in 2005. Distributions declared were $0.30 per unit for the second quarter of 2006 and $0.60 for the six months ended June 30, 2006.

Operating margin as a percentage of sales for the quarter ended June 30, 2006 was 8.95% compared to 8.38% for the second quarter of 2005. The operating margin for the quarter benefited from the timing of Easter in 2006 compared to 2005. For the six months ended June 30, 2006, operating margin as a percentage of sales was 7.28% compared to 7.10% for the same period last year.

Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc. stated, "We are extremely pleased with the performance of the Fund in the second quarter and the year to date related to sales, earnings, acquisitions and new store development. We are expecting continued sales and earnings growth in 2006 as a result of the 25 acquisitions and new stores opened in 2005, the 20 acquisitions and new stores opened to date in 2006 and the expected completion of the further acquisition and development of 6 stores scheduled for the third quarter of this year.

All of the growth from new store development and acquisition results from the Fund's transactions with arms length third parties, and all the accretion in value from this growth continues to accrue to the benefit of the Fund's Unitholders.

I am also pleased to announce that, because of the accretive nature of acquisitions and newly developed stores and improved results from our original 50 stores, the Board of Directors of Liquor Stores GP Inc. has approved an increase in cash distributions from $1.20 annually ($0.10 per month) to $1.40 ($0.1167 per month). The increase will be effective commencing with the distribution payable November 15, 2006 to Unitholders of record October 30, 2006."

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Limited Partnership is Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 95 stores.

The Fund's trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

NON-GAAP MEASURES

Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin, as so calculated, and distributable cash are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties

and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors" in the management's discussion and analysis that forms part of this press release.

The information contained in this press release, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP. See also the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities for further detail, copies of which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com .

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release is made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.


LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES INCOME FUND

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

**For the Second Quarter Ended June 30, 2006
As of August 11, 2006**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the six months ended June 30, 2006 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements".

This MD&A is dated August 11, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 72.31% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 95 retail liquor stores in Alberta and British Columbia and is the largest liquor store operator in Alberta by number of stores.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors) for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005 and March 2006 the Fund issued 1,830,000 and 1,600,000 units, respectively, from treasury for aggregate net proceeds of $59.2 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As a consequence of the secondary offering and other exchanges, the Vendors now have a 27.69% non-controlling interest

A portion of the net proceeds of the March 2005 and March 2006 issuances were used to fund deposits for acquisitions occurring after June 30, 2006 and to acquire or develop 36 retail liquor stores. To date, the aggregate of deposits and the cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $46.9 million. The balance of the net proceeds was used to temporarily repay bank indebtedness related to inventory financing.

Subsequent to June 30, 2006, the Fund completed the acquisition of 8 additional retail liquor stores and opened a retail liquor store. As at August 11, 2006, the Fund operates 95 retail liquor stores. The opening of a store currently under development and the acquisition of 5 additional stores are expected to be completed in the third quarter.

The geographic location of the 95 liquor stores currently being operated is provided in the following table:

	Alberta			British Columbia		Total
	Edmonton	Calgary	Other	Lower Mainland	Other	
Number of stores	40	31	17	3	4	95

References to Edmonton and Calgary are to stores located in or near those urban centres. Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Grande Prairie (2) and Edson (2).
In British Columbia other communities served include Victoria (1), Kamloops (1), and Kelowna (2).
The Fund also operates a pub connected to a retail store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 88 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is the second largest liquor store operator by revenue in Alberta.

The Fund also operates 7 stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of private and government operated retail outlets.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to Unitholders to the extent determined prudent by the Trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. The policy allows the Fund to make stable monthly distributions to its Unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.
The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends, and the competitive environment. Based on this review and the financial performance of the Fund, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
Commencing February 15, 2006	$0.10000	$1.200

On August 11, 2006, an increase in the cash distribution from $1.20 ($0.10 monthly) to $1.40 ($0.1167 monthly) annually was approved. The increase will be effective commencing with the distribution payable November 15, 2006 to Unitholders of record October 30, 2006.

Distributions declared during the three months ended June 30, 2006 were $3,579,000 or $0.30 per unit. On a weighted average basis, distributable cash per unit was $0.38. Since inception, the Fund has distributed approximately 95% of its distributable cash. For fiscal 2006 we expect the distributions will be approximately 90% of distributable

cash. The Fund has sufficient working capital available to cover seasonal variations in distributable cash.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The following table summarizes the distributable cash of the Fund for the three and six months ended June 30, 2006 and 2005. The Fund views distributable cash as an operating performance measure. The Fund's purchases of property and equipment required to maintain its existing stores are minimal and the Fund distributes a significant portion of its earnings on an annual basis, once adjusted for non-cash items. The Fund uses cash provided by operating activities as the starting point for the calculation of distributable cash.

	April 1, 2006 to June 30, 2006	April 1, 2005 to June 30, 2005	January 1, 2006 to June 30, 2006	January 1, 2005 to June 30, 2005
Cash provided by operating activities	$2,822,858	$469,943	$3,859,755	$2,645,671
Net change in non-cash working capital items	1,719,464	2,637,320	2,233,804	1,749,802
Equity earnings	21,381	4,491	28,237	7,348
Less: Purchase of non-growth property & equipment	(69,811)	(165,857)	(177,824)	(217,682)
Distributable cash	$4,493,892	$2,945,897	$5,943,972	$4,185,139
Weighted average Units outstanding *	11,930,000	10,330,000	11,281,111	9,723,370
Distributable cash per weighted average Unit **	$0.38	$0.29	$0.53	$0.43
Distributions declared per unit	$0.30	$0.26	$0.60	$0.51
Basic earnings per Unit	$0.33	$0.27	$0.47	$0.39
Diluted earnings per unit	$0.33	$0.27	$0.45	$0.38

(*) Weighted average number of units x number of days outstanding / number of days in the period.

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	April 1, 2006 to June 30, 2006	April 1, 2005 to June 30, 2005	January 1, 2006 to June 30, 2006	January 1, 2005 to June 30, 2005
Purchase of property and equipment from the Statement of Cash Flows	$1,175,999	$306,614	$ 1,863,551	$985,186
Less: Growth expenditures including amounts relating to development and acquired stores	(1,106,188)	(140,757)	(1,685,727)	(767,504)
Purchase of non-growth property and equipment	$69,811	$165,857	$177,824	$217,682

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Repairs and maintenance expensed in store operations for the quarters ended June 30, 2006 and 2005 was $50,454 and $65,535, respectively. Repairs and maintenance expensed for the six months ended June 30, 2006 and 2005 respectively was $121,694 and $105,412.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended June 30, 2006 with comparative figures for 2005:

	Three Months Ended June 30, 2006 (Unaudited)	Three Months Ended June 30, 2005 (Unaudited)	Six Months Ended June 30, 2006 (Unaudited)	Six Months Ended June 30, 2005 (Unaudited)
# of Stores at June 30	86	66	86	66
Sales	$52,215,489	$38,505,474	$90,236,213	$65,324,198
Cost of sales, administrative, operating, and store acquisition and development expenses	47,542,847	35,277,447	83,663,178	60,683,617
Operating margin *	$4,672,642	3,228,027	6,573,035	$4,640,581
Percent of Sales **	8.95%	8.38%	7.28%	7.10%

(*)Operating margin has been calculated as described under "Non-GAAP Measures".

(**) In fiscal 2005 Easter fell in the first quarter. Easter was in the second quarter of 2006.

Sales

Sales for the quarter ended June 30, 2006 increased by $13.7 million to $52.2 million from $38.5 million in the second quarter of 2005. For the six months ended June 30, 2006 sales increased by $24.9 million to $90.2 million from $65.3 million for the six months ended June 30, 2005.

Liquor sales typically increase on holidays and festive occasions and accordingly their timing has an effect on quarterly sales. Easter occurred in April in 2006 and in March in 2005.

Sales for the 62 stores that were in operation during the entire second quarter of 2005 increased by 9.26% to $41.5 million from $38.1 million in the second quarter of 2005 reflecting the timing of Easter.

Of the 86 stores open at June 30, 2006, 50 were in operation during entire first half of 2005. Sales of these stores increased by 5.64% to $58.2 million for the six months ended June 30, 2006 from $55.1 million for the six months ended June 30, 2005. Factors contributing to the improvement included the strength of the economy in Western Canada, favourable weather conditions and the participation of Alberta professional hockey teams in the Stanley Cup Playoffs.

Sales for the 24 stores added since March 31, 2005 increased to $10.7 million for the three months ended June 30, 2006. For 2005, when the stores were open for a partial quarter, sales were $0.4 million.

Sales for 13 stores that were acquired or opened in the first quarter of fiscal 2005 increased $4.9 million to $14.7 million from $9.8 million for the same quarter last year.

Since March 31, 2005, 24 stores have been acquired or opened. Sales for these stores were $17.3 million for the half year compared to $0.4 million in 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

For the three months ended June 30, 2006 operating expenses of $47.5 million compare to $35.3 million in 2005. Operating expenses for the first half of 2006 increased to $83.7 million, which were $23.0 million higher than in 2005. These increases are consistent with the increase in number of stores operated.

Increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.6 million and $1.1 million to operating costs for the second quarter and the half year, respectively, when compared to the same periods in 2005. These labour cost increases are consistent with management's expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) for the three months ended June 30, 2006 increased by $1.4 million over the same period in 2005 to $4.7 million. As a percentage of sales, operating margin increased to 8.95% for the quarter compared to 8.38% for the same period last year. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

Operating margin is affected by the timing of acquisitions, holidays and festive occasions. In 2005, Easter fell in the first quarter and in 2006 it fell in the second quarter.

Operating margin increased to $6.6 million for the six months ended June 30, 2006 from $4.6 million in 2005. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

Operating margin as a percentage of sales was 7.3% for the six months ended June 30, 2006 compared to 7.1% in 2005.

Earnings Before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $4.0 million for the second quarter of 2006 compared to $2.8 million for the second quarter of 2005. For the six month period ended June 30, 2006 earnings before non-controlling interest of $5.1 million increased over the same period in 2005, which had earnings before non-controlling interest of $3.7 million.

Net earnings, after the deduction of non-controlling interest and as determined in accordance with GAAP, for the three-month period ended June 30, 2006 increased by $1.3 million to $2.9 million from $1.6 million in 2005. Net earnings for the six-month period increased by $1.4 million over the same six month period in 2005.

Condensed Quarterly Information

	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
	(thousands of dollars except per unit amounts)						
Balance Sheet							
Cash and cash equivalents	$276	$2,935	$2,047	$172	$266	$10,199	$179
Total assets	165,812	141,511	140,806	127,114	118,425	126,040	102,081
Bank indebtedness	15,495	-	15,493	8,993	-	7,445	11,397
Total current liabilities	20,481	4,092	20,427	11,628	2,996	10,669	14,107
Long-term debt	7,500	-	11,352	7,359	7,500	7,481	7,398
Unitholders' equity	105,115	104,775	67,327	66,648	66,167	66,147	37,814
Non-controlling interest	32,716	32,643	41,700	41,471	41,762	41,742	42,377
Statement of Earnings							
Sales	$52,215	$38,021	$50,686	$41,434	$38,505	$26,819	$35,543
Earnings before non-controlling interest	3,992	1,101	3,676	2,966	2,760	910	2,957
Net earnings for the period	2,871	684	2,202	1,764	1,637	495	1,496
Basic earnings per unit	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10	$0.35
Diluted earnings per unit	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10	$0.35
Distributable cash per Unit	$0.38	$0.14	$0.44	$0.29	$0.29	$0.14	$0.38

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of August 11, 2006:

	Units
Fund Units	8,628,320
Liquor Stores LP Exchangeable LP Units	1,176,680
Liquor Stores LP Subordinated LP Units	2,125,000
	11,930,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended June 30, 2006, 5,541 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $55,410 and a corresponding decrease in non-controlling interest.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of June 30, 2006, total indebtedness under all credit facilities was $23 million and was related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the three months ended June 30, 2006, the Fund developed and opened a new store in Slave Lake, Alberta, and three in the Edmonton area. The Fund purchased two retail liquor stores located in Calgary, two in Fort McMurray, one in Grande Prairie, and one in Kelowna, BC. Since December 31, 2005 the number of stores operated by the Fund has increased from 75 to 86. Subsequent to June 30 the Fund has acquired 8 stores and opened a new store. The Fund now operates 95 stores. At June 30, 2006 the Fund had tendered deposits of $14.8 million for acquisitions expected to occur in the third quarter.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated for 2006/2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is $1.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000 or $0.02 per unit.

Contractual Obligations

The table below sets forth, as of June 30, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases and the $7,500,000 non-revolving loan that is due in April of 2008. However, we expect to renew the credit facility prior to the maturity date.

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 3,120,361	$5,871,313	$5,480,541	$4,460,820	$3,560,585	$10,750,060
Long-term debt			$7,500,000			
Total	$3,120,361	$5,871,313	$12,980,541	$4,460,820	$3,560,585	$10,750,060

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and six months ended June 30, 2006, the Fund incurred professional fees of $42,082 and 97,663 respectively, to a law firm where one of the partners is a director of Liquor Stores GP Inc.(the "GP"), a subsidiary of the Fund. Rent paid to companies controlled by directors of the GP amounted to $21,027 and $40,883 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the GP relating to supervision of the construction of developed stores and lease administration in the amount $38,332 and 59,070 respectively. Included in accounts payable and accrued liabilities is $10,878 relating to these transactions (see note 6 to the Financial Statements).

OUTLOOK

For 2006 and beyond the Fund will continue to follow the same acquisition and store development strategy that led to an increase in the number of stores from 50 to 75 in 2005.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to continue to benefit from this. During the quarter, we opened 4 new stores and acquired 6 stores. Subsequent to June 30, 2006 the Fund has acquired 8 stores and opened one newly developed store. The acquisition of 5 more stores is expected to be completed in the third quarter. A newly developed store is scheduled to open in the fall of 2006 and 7 more are currently planned to open in 2007..

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new

stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin, as so calculated, and distributable cash are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin as and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

June 30, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund

Interim Consolidated Balance Sheet
As at June 30, 2006

	June 30, 2006 (unaudited)	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	275,698	2,047,400
Accounts receivable	748,624	1,102,634
Inventory	36,375,932	34,066,925
Prepaid expenses and deposits	2,969,071	1,552,731
	40,369,325	38,769,690
Pre-opening costs	738,837	471,903
Deposits on future business acquisitions	13,485,688	-
Equity investment	498,576	422,789
Property and equipment	20,216,427	18,007,419
Future income taxes	48,608	34,000
Intangible assets	400,740	424,293
Goodwill	90,054,130	82,676,117
	165,812,331	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 5)	15,494,691	15,492,652
Accounts payable and accrued liabilities	3,368,192	3,628,182
Distributions payable to unitholders (note 7)	862,064	553,576
Distributions payable to non-controlling interest (note 8)	755,936	752,500
	20,480,883	20,426,910
Long-term debt (note 5)	7,500,000	11,352,466
	27,980,883	31,779,376
Non-controlling interest (note 8)	32,716,072	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 7)	105,909,007	66,990,066
Cumulative undistributed earnings	(793,631)	336,539
	105,115,376	67,326,605
	165,812,331	140,806,211

Liquor Stores Income Fund

Interim Consolidated Statement of Earnings and Cumulative Undistributed Earnings

	Three month period ended		Six month period ended	
	June 30, 2006 $ (unaudited)	June 30, 2005 $ (unaudited)	June 30, 2006 $ (unaudited)	June 30, 2005 $ (unaudited)
Sales	52,215,489	38,505,474	90,236,213	65,324,198
Cost of sales, operating, administrative, acquisition and store development	47,542,847	35,277,447	83,663,178	60,683,617
Operating margin	4,672,642	3,228,027	6,573,035	4,640,581
Amortization				
Property and equipment	466,766	282,981	882,808	557,784
Intangible assets	32,139	21,450	61,626	42,900
Pre-opening costs	55,282	17,308	98,357	17,308
	554,187	321,739	1,042,791	617,992
Interest				
Interest expense on bank indebtedness	(124,653)	(56,651)	(319,672)	(179,238)
Interest expense on long-term debt	(1,578)	(89,811)	(116,959)	(173,333)
	(126,231)	(146,462)	(436,631)	(352,571)
Earnings before non-controlling interest	3,992,224	2,759,826	5,093,613	3,670,018
Non-controlling interest	(1,121,208)	(1,122,777)	(1,538,472)	(1,537,606)
Net earnings for the period	2,871,016	1,637,049	3,555,141	2,132,412
Cumulative undistributed earnings, beginning of period	(1,078,455)	(346,209)	336,539	385,437
Distributions declared (note 10)	(2,586,192)	(1,608,880)	(4,685,311)	(2,835,889)
Cumulative undistributed earnings, end of period	(793,631)	(318,040)	(793,631)	(318,040)
Basic earnings per unit (note 9)	0.33	0.27	0.47	0.39
Diluted earnings per unit (note 9)	0.33	0.27	0.45	0.38

Liquor Stores Income Fund

Interim Consolidated Statement of Cash Flows

	Three month period ended		Six month period ended	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)				
Operating activities				
Net earnings for the period	2,871,016	1,637,049	3,555,141	2,132,412
Items not affecting cash				
Amortization	554,187	321,739	1,042,791	617,992
Future income taxes	17,292	8,700	(14,608)	9,800
Equity income	(21,381)	(4,491)	(28,237)	(7,348)
Accrued interest	-	21,489	-	105,011
Non-controlling interest	1,121,208	1,122,777	1,538,472	1,537,606
	4,542,322	3,107,263	6,093,559	4,395,473
Net change in non-cash working capital items	(1,719,464)	(2,637,320)	(2,233,804)	(1,749,802)
	2,822,858	469,943	3,859,755	2,645,671
Financing activities				
Net proceeds from the issuance of Units (note 3)	-	(8,858)	30,549,000	28,670,464
Increase (decrease) in bank indebtedness	15,494,691	(7,444,907)	2,039	(11,397,240)
Proceeds of long-term debt	7,500,000	-	7,500,000	-
Repayment of long-term debt	-	-	(11,352,466)	-
Distributions paid to unitholders	(2,586,192)	(1,570,384)	(4,376,823)	(2,644,954)
Distributions paid to non-controlling interest	(992,808)	(1,062,611)	(2,149,253)	(2,129,830)
	19,415,691	(10,086,760)	20,172,497	12,498,440
Investing activities				
Business acquisitions (note 4)	(10,041,874)	5,002	(10,041,874)	(14,021,587)
Deposits on future business acquisitions	(13,485,688)	-	(13,485,688)	-
Purchase of property and equipment	(1,175,999)	(306,614)	(1,863,551)	(985,186)
Pre-opening costs	(171,101)	(31,024)	(365,291)	(110,199)
Repayment from (investment in) equity investee	(23,410)	16,534	(47,550)	59,974
	(24,898,072)	(316,102)	(25,803,954)	(15,056,998)
Increase (decrease) in cash and cash equivalents	(2,659,523)	(9,932,919)	(1,771,702)	87,113
Cash and cash equivalents balance, beginning of period	2,935,221	10,198,704	2,047,400	178,672
Cash and cash equivalents balance, end of period	275,698	265,785	275,698	265,785
Supplementary information				
Interest paid	126,231	124,973	436,631	247,560

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at June 30, 2006, Liquor Stores LP operated eighty (June 30, 2005 – sixty-three) retail liquor stores in Alberta and six (June 30, 2005 - three) retail liquor stores in British Columbia.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $32,400,000. The cost of issuance of the units was $1,851,000, resulting in net proceeds of $30,549,000. The Fund used the net proceeds from the issuance to acquire new stores as described in notes 4 and 12, develop new stores, repay existing indebtedness and for general corporate purposes.

4 Business acquisitions

During the quarter ended June 30, 2006, the Fund completed the acquisition of 6 retail liquor store businesses and one pub. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

Property and equipment	1,228,265
Goodwill	7,378,013
Intangible assets	38,073
	8,644,351
Net working capital	1,397,523
Cash paid	10,041,874

5 Bank indebtedness and long-term debt

Interest on bank indebtedness is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.50%. As at June 30, 2006, the bank indebtedness rate of interest was 6.25% (December 31, 2005 – 5.25%). As at June 30, 2006 and December 31, 2005, there were no banker's acceptances.

Interest on long-term debt is payable at the bank's prime rate plus 0.50%. As of June 30, 2006 the effective long-term debt rate of interest was 6.50% (December 31, 2005 – 5.50%). The loan matures on April 30, 2007. The loan does not require principal repayments, but the bank has the right to demand the loan to be repaid in full, three hundred and sixty-four days from the maturity of the current term. Therefore, the loan is due on April 29, 2008.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

Subsequent to June 30, 2006, interest on bank indebtedness has been adjusted to prime and the interest rate on long-term debt has been reduced to prime plus 0.25%. The aggregate of the facilities has been increased from $55.1 million at June 30, 2006 to $61.5 million.

6 Related party transactions

During the three and six month periods ended June 30, 2006, the Fund incurred professional fees of $42,082 and $97,663 respectively, to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,027 and $40,883 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $38,332 and $59,070 respectively. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $10,878 relating to these transactions.

7 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,851,000	30,549,000
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the six months ended June 30, 2006	846,500	-	8,369,941
Balance – June 30, 2006	8,626,183	8,369,764	105,909,007

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the six months ended June 30, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Distributions to Unitholders are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $2,586,192 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended June 30, 2006. Of the distributions declared during the quarter, $1,724,128 were paid and

$862,064 were payable as of June 30, 2006. Distributions of $2,586,192 were paid during the quarter, which included $862,064 of distributions that were declared and payable as of March 31, 2006.

8 Non-controlling interest

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the six months ended June 30, 2006	(846,500)	-	(846,500)
Balance – June 30, 2006	1,178,817	2,125,000	3,303,817
Fund Special Voting Units	1,178,817	2,125,000	3,303,817
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	759,231	779,241	1,538,472
Units exchanged for Fund Units	(8,369,941)	-	(8,369,941)
Distributions declared (note 10)	(877,689)	(1,275,000)	(2,152,689)
	11,863,477	20,852,595	32,716,072

Distributions payable to non-controlling interest

Distributions to non-controlling interest are determined based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $355,308 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended June 30, 2006. Of the distributions declared during the quarter, $236,872 was paid and $755,936 was payable as of June 30, 2006. Distributions of $992,808 were paid during the quarter, which included $755,936 of distributions that were declared and payable as of March 31, 2006.

9 Earnings per Unit

	June 30, 2006 (3 months) $	June 30, 2005 (3 months) $	June 30, 2006 (6 months) $	June 30, 2005 (6 months) $
Net Earnings (Numerator utilized in basic earnings per unit)	2,871,016	1,637,049	3,555,141	2,132,412
Non-controlling interest	1,121,208	1,122,777	1,538,472	1,537,606
Earnings (Numerator utilized in diluted earnings per unit)	3,992,224	2,759,826	5,093,613	3,670,018
Earnings per unit - basic	$0.33	$0.27	$0.47	$0.39
- diluted	$0.33	$0.27	$0.45	$0.38
Equivalent units outstanding, beginning of period	8,620,642	6,130,000	6,179,683	4,300,000
Weighted average of equivalent units issued	972	-	1,452,774	1,223,370
Denominator utilized in basic earnings per unit	8,621,614	6,130,000	7,632,457	5,523,370
Exchangeable and Subordinated units	3,308,386	4,200,000	3,648,654	4,200,000
Denominator utilized in diluted earnings per unit	11,930,000	10,330,000	11,281,111	9,723,370

10 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	Date distribution paid	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006	April 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
April 13, 2006	May 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
May 15, 2006	June 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
June 15, 2006	July 17, 2006	862,064	-	755,936	-	1,618,000	-
		4,685,311	3,823,247	2,152,689	1,396,753	6,838,000	5,220,000

11 Seasonal nature of the business

The Fund's results for the second quarter and first six months of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

12 Subsequent events

Subsequent to June 30, 2006, the Fund completed the acquisition of 8 retail liquor store businesses. The aggregate purchase price (including inventory) for the acquisitions was approximately $9,464,000 and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 3).

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

13 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

Gary Collins Joins the Board Of Liquor Stores Income Fund.

EDMONTON, ALBERTA (September 5, 2006) - Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) is pleased to announce the appointment of Gary Collins as a trustee of the Fund and as a director of Liquor Stores GP Inc. effective September 5, 2006. Mr. Collins will be a member of the Audit and Compensation and Governance Committees.

Mr. Collins brings his successful track record to the group, having been the former Minister of Finance of the Province of British Columbia, and in his current role of President and Chief Executive Officer of Harmony Airways, a position he assumed in December 2004. During his 13 years of public service, Mr. Collins also served as Government House Leader, Official Opposition House Leader, and held a variety of opposition critic portfolios.

"Gary Collins' business and finance experience will be invaluable to the company as we continue with our growth", said Irv Kipnes, President and Chief Executive Officer.

As President and CEO of Harmony Airways, Mr. Collins is building a unique full service airline to destinations in North America and beyond. As B.C. Minister of Finance Mr. Collins played a lead role in many of the Government's key fiscal and economic initiatives including developing the 3 year economic and fiscal plan to achieve the government's 2004/2005 balanced budget, overseeing reductions in corporate and personal taxes, that has made B.C. competitive to its neighboring jurisdictions, reversing a forecast $4.4 billion deficit to a $2.6 billion surplus in 3 years.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund headquartered in Edmonton, Alberta that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). The Fund's trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Liquor Stores L.P. is Western Canada's largest operator of private liquor stores by number of stores, currently operating 98 stores.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes

Patrick de Grace, CA

Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

File No. -82-34937

PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LIQUOR STORES INCOME FUND ANNOUNCES $35.7 MILLION ISSUANCE OF TRUST UNITS

EDMONTON, ALBERTA (September 7, 2006) – Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) announced today that it has entered into an agreement to sell 1.6 million trust units at $22.30 per trust unit to raise gross proceeds of approximately $35.7 million on a bought deal basis. This issue will be made through a syndicate of underwriters led by RBC Capital Markets and including National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., and Raymond James Ltd. Closing is anticipated to be on or about October 2, 2006, subject to customary regulatory approvals.

The first cash distribution in which purchasers of the trust units offered will be eligible to participate will be for the month of October with a record date of October 31, 2006, which is expected to be payable on or about November 15, 2006.

The net proceeds of the offering will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes.

The units will be issued under a short form prospectus in all provinces of Canada other than Quebec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Limited Partnership is Canada's largest operator of private liquor stores by number of stores. It currently operates 98 stores.

The trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

FORWARD LOOKING STATEMENTS

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding the offering (including the use of proceeds therefrom), and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

File No. 82-34937

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LIQUOR STORES INCOME FUND CLOSES $35.7 MILLION ISSUANCE OF TRUST UNITS

EDMONTON, ALBERTA (October 2, 2006) – Liquor Stores Income Fund (the "Fund") (TSX:LIQ.UN) is pleased to announce that the Fund has closed the previously announced sale of an aggregate of 1,600,000 trust units at a price of $22.30 per unit for aggregate gross proceeds of approximately $35.7 million. The trust units were sold on a bought deal basis to a syndicate of underwriters led by RBC Capital Markets and including National Bank Financial Inc., Sprott Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc. and Raymond James Ltd.

The net proceeds of the offering will be used to repay current indebtedness, to fund acquisitions and new store development, and for general corporate purposes.

Subscribers who purchased trust units under the offering and who continue to hold such trust units on the relevant record date will be eligible to receive distributions commencing with the distribution expected to be payable on or about November 15, 2006, the record date for which is expected to be October 31, 2006.

The Fund's trust units have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Fund's trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's largest operator of private liquor stores by number of stores. It currently operates 99 stores.

The trust units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.

(780) 944-9994 ext. 6 (780) 917-4179

FORWARD LOOKING STATEMENTS

Certain statements in this news release are "forward-looking statements", which reflect management's expectations regarding, among other things, the use of proceeds from the offering and the amount and timing of the payment of distributions of the Fund. All statements other than statements of historical fact contained in this news release are forward-looking statements. Such forward-looking statements involve risks and uncertainties, as they reflect management's current beliefs and are based on information currently available to management. Actual results may differ materially from those anticipated in the statements made. The forward-looking statements are expressly qualified in their entirety by this cautionary statement. The forward-looking statements are made as of the date of this news release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law. Further information regarding the uncertainties and risks can be found in the disclosure documents filed by the Fund with the securities regulatory authorities, available at www.sedar.com.

October 23, 2006

Liquor Stores Income Fund Announces New Stores

EDMONTON, Alberta, October 23, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today that it has commitments to be operating 105 stores by December 31, 2006.

The Fund currently operates 101 stores and over the next six weeks a store will be acquired in Chilliwack British Columbia, 2 stores will be acquired in Canmore Alberta and a newly developed store will be opened in Calgary Alberta bringing the total stores being operated to 105; 97 stores in Alberta and 8 in British Columbia.

Of the 97 stores that will operate in Alberta, 42 are located in Edmonton and its surrounding area, 35 are located in Calgary and its surrounding area and 10 are located in the Northern Alberta communities of Fort McMurray, Slave Lake and Grande Prairie. The remaining 10 stores are located in smaller communities including 3 in the resorts of Canmore and Banff.

In British Columbia the Fund operates 3 stores in the Lower Mainland, 1 in Victoria and 3 in the interior. The upcoming acquisition of a store in Chilliwack will bring the total of British Columbia stores to 8.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership ("Liquor Stores LP").

Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, sales, number of stores, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors in the Fund's Annual Information Form and Management's Discussion and Analysis and in other documents the Fund files with Canadian securities regulatory authorities, copies of

which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release is made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

File No. 82-34937

Liquor Stores Income Fund Third Quarter Results Conference Call

EDMONTON, Alberta – (CCN Matthews – October 26, 2006) - Liquor Stores Income Fund ("Liquor Stores") (TSX:"LIQ.UN") will conduct a conference call on November 9, 2006, following the release on November 8, 2006, of its financial results for the third quarter ending September 30, 2006. The details of the conference call are as follows:

Date:	Thursday, November 9, 2006
Time:	9:00 a.m. EST
Participants:	Irv Kipnes, CEO
	Rick Crook, EVP & COO
	Pat de Grace, CFO
Local Access Number:	416-695-9757
Toll-Free Access:	1-888-789-0156

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 16, 2006, by dialling: 416-695-5275 or Toll-Free Access: 1-888-509-0081. The required Passcode is: 634238. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

Liquor Stores is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited. Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 101 stores, 7 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179

File No. 82-34937

Form 52-109FM2 *Certification of Interim Filings*

I, ***Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***September 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 8th day of November, 2006

(Signed) "Irv Kipnes"

Irv Kipnes
President and Chief Executive Officer
Liquor Stores GP Inc.

File No. 82-34937

Form 52-109FM2 *Certification of Interim Filings*

I, ***Patrick de Grace, Chief Financial Officer of Liquor Stores GP Inc.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Liquor Stores Income Fund***, (the issuer) for the interim period ending ***September 30, 2006***;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated the 8th day of November, 2006

(Signed) "Patrick de Grace"

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.

File No. 82-34937

November 8, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2006 Third Quarter Results:

EDMONTON, November 8/CCNMatthews - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for the three months ended September 30, 2006. For the third quarter, the Fund reported sales of $60.8 million compared to $41.4 million in 2005. For the nine months ended September 30, sales for 2006 were $151.0 million compared to $106.8 million in 2005.

For the third quarter, same store sales increased by 8.27% to $44.5 million this year from $41.1 million in 2005. Same store sales for the nine months ended September 30, 2006 increased 7.00% to $93.2 million from $87.1 million in 2005. The strength of the economy in Western Canada, favourable weather conditions and the participation of Alberta professional hockey teams in the Stanley Cup playoffs contributed to the year over year improvement.

For the quarter ended September 30, 2006, the GAAP measures of earnings before non-controlling interest were $4.7 million or $0.39 per weighted average unit outstanding and net earnings were $3.3 million or $0.39 per weighted average unit outstanding. For the nine months ended September 30, 2006, earnings before non-controlling interest were $9.8 million or $0.86 per weighted average unit and net earnings were $6.9 million or $0.85 per weighted average unit outstanding. Distributable cash per weighted average unit outstanding for the quarter and the nine months ended September 30, 2006 of $0.40 and $0.93, respectively, compared to $0.29 and $0.72 in 2005. Distributions declared were $0.30 per unit for the third quarter of 2006 and $0.60 for the nine months ended September 30, 2006.

Operating margin as a percentage of sales for the quarter ended September 30, 2006 was 8.87% compared to 8.47% for the third quarter of 2005. For the nine months ended September 30, 2006, operating margin as a percentage of sales was 7.92% compared to 7.63% for the same period last year.

On October 2, 2006 the Fund completed a new issue of 1.6 million Fund units for net proceeds of $33.8 million. The proceeds have been used to temporarily repay bank indebtedness until needed for future acquisitions and new store development.

The Fund increased cash distributions from $1.20 annually ($0.10 per month) to $1.40 ($0.1167 per month) effective with the distribution payable November 15, 2006 to Unitholders of record October 30, 2006.

Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc. stated, "We are extremely pleased with the performance of the Fund in the third quarter and the year to date related to sales, earnings, acquisitions and new store development. We are expecting continued sales and earnings growth in 2006 as a result of the 25 store increase in 2005, the addition of 27 stores to date in 2006 and the 3 stores that will be added over the next few weeks."

All of the growth from new store development and acquisition results from transactions with arms length third parties, and the accretion in value from this growth continues to accrue to the benefit of the Fund's Unitholders.

Management is reviewing the implications of the recent proposed changes to the taxation treatment of income trusts.

The Fund has scheduled a conference call to discuss its results for November 9, 2006 at 9:00 AM Eastern Standard Time. Toronto access for the call is 416-695-9757 and toll free access is 1-888-789-0156.

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 16, 2006, by dialing: 416-695-5275 or toll-free access: 1-888-509-0081. The required passcode is 634238. An archived recording of the call will also be available on the Liquor Stores Income Fund website.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund operates the largest number of private liquor stores in Canada. The Fund currently operates 102 stores, 8 of which are located in British Columbia.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA	Rick Crook
Chief Executive Officer	Chief Financial Officer	President & Chief Operating Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 6	(780) 917-4179	(780) 497-3271

NON-GAAP MEASURES

Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

Operating margin for purposes of disclosure under "Operating Results" have been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin, as so calculated, and distributable cash are not a measure recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements,

including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this press release, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP. See also the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities for further detail, copies of which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com .

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release is made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.


LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Third Quarter Ended September 30, 2006
As of November 8, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the three and nine months ended September 30, 2006 and the annual consolidated financial statements and accompanying notes of the Fund for the year ended December 31, 2005. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements".

This MD&A is dated November 8, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 102 retail liquor stores in Alberta and British Columbia and is the largest liquor store operator in Alberta by number of stores.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors) for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005 and March 2006 the Fund issued 1,830,000 and 1,600,000 units, respectively, from treasury for aggregate net proceeds of $59.2 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. In October 2006 the Fund issued 1,600,000 units from treasury for net proceeds of $33.9 million. As at November 8, 2006 there are 13,530,000 units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

A portion of the net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 49 retail liquor stores. Net proceeds of the October 2006 issuance are being used to temporarily repay bank indebtedness related to inventory financing and to fund future acquisitions of retail liquor stores. To September 30, 2006, the aggregate of deposits and the cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $49.2 million.

Subsequent to September 30, 2006, the Fund completed the acquisition of 3 additional retail liquor stores. As at November 8, 2006, the Fund operates 102 retail liquor stores. The acquisition of 2 additional stores and the opening of a newly developed store are expected to be completed in the fourth quarter bringing the total number of stores operated to 105 prior to December 31, 2006.

The geographic location of the 102 liquor stores currently operated is provided in the following table:

	Edmonton	Calgary	Alberta Other	British Columbia Lower Mainland	British Columbia Other	Total
Number of stores	42	34	18	3	5	102

References to Edmonton and Calgary are to stores located in or near those urban centres.
Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Grande Prairie (2), Edson (2) and High River.
In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1).
The Fund also operates a pub connected to a retail store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 94 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is the second largest liquor store operator by revenue in Alberta.

The Fund also operates 8 stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores, 208 government operated stores and approximately 400 agency stores servicing small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to Unitholders to the extent determined prudent by the Trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its Unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to Unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of economic conditions, including labour market trends and the competitive environment. Based on this review and the financial performance of the Fund, cash distributions have been made as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
Commencing November 15, 2006	$0.11667	$1.400

On August 11, 2006, an increase in the cash distribution from $1.20 ($0.10 monthly) to $1.40 ($0.1167 monthly) annually was approved. The increase is effective commencing with the distribution payable November 15, 2006 to unitholders of record October 31, 2006.

Distributions declared during the three months ended September 30, 2006 were $3,579,000 or $0.30 per unit. For the nine month period ended September 30, 2006, the Fund declared distributions of $10,417,000 or $0.90 per unit. Since inception, the Fund has distributed approximately 89.9% of its

distributable cash. The Fund's business is subject to seasonal fluctuations. In the early part of the year the Fund may use its operating line of credit to fund distributions.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes is expected to be in the range of 25% to 30%.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an operating performance measure. The following table summarizes the distributable cash of the Fund for the three and nine months ended September 30, 2006 and 2005:

	July 1, 2006 to September 30, 2006	**July 1, 2005 to September 30, 2005**	**January 1, 2006 to September 30, 2006**	**January 1, 2005 to September 30, 2005**
Cash provided by operating activities	$310,846	$2,020,738	$4,103,364	$4,669,338
Net change in non-cash working capital items	5,018,345	1,353,916	7,333,994	3,100,789
LTIP provision	(400,000)		(400,000)	
Purchase of non-growth property & equipment	(11,407)	(411,123)	(187,658)	(628,805)
Provision for purchase of non-growth property & equipment	(200,000)		(200,000)	
Equity earnings	-	5,237	28,237	12,585
Distributable cash	$4,717,784	$2,968,768	$10,677,937	$7,153,907
Weighted average Units outstanding	11,930,000	10,330,000	11,496,300	9,921,099
Distributable cash per weighted average Unit	$0.40	$0.29	$0.93	$0.72
Distributions declared per unit	$0.30	$0.27	$0.90	$0.78
Basic earnings per Unit	$0.39	$0.29	$0.86	$0.68
Diluted earnings per unit	$0.39	$0.29	$0.85	$0.67

Distributable cash is a Non-GAAP Measure. The following significant items are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities:

Net Changes in non-cash working capital items

Changes in the Fund's non-cash working capital are influenced by seasonal fluctuations, purchase of inventory at favourable prices when limited time offers are in effect and deposits on working capital for stores to be acquired. Management believes that these fluctuations primarily benefit future operations and, as consequence, the net change in non-cash working capital is added back to cash provided by operating activities.

LTIP Provision

Since the Fund has a residual interest in LTIP units related to forfeiture of units awarded to LTIP participants, the LTIP is a variable interest entity and consolidated in the Fund's annual consolidated financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual

consolidated financial statements and is initially recorded at that time as a reduction of unitholders equity. For the purposes of GAAP, the expense related to the LTIP is recognized as an expense as LTIP units vest. Awards under the LTIP are calculated with reference to distributable cash per unit. As a consequence, a provision has been made for the LTIP award in the determination of current distributable cash. A further amount will be reserved in the fourth quarter to provide for LTIP funding based on distributable cash per unit for fiscal 2006.

Purchase of non-growth property and equipment

The Fund's purchases of replacement property and equipment are capitalized in its accounts. Since these expenditures are made to sustain existing operations, they are deducted in the determination of distributable cash. The following table provides a reconciliation of the purchase of property and equipment as reported on the Statement of Cash Flows to the purchase of non-growth property and equipment used to determine distributable cash:

	July 1, 2006 to September 30, 2006	July 1, 2005 to September 30, 2005	January 1, 2006 to September 30, 2006	January 1, 2005 to September 30, 2005
Purchase of property and equipment from the Statement of Cash Flows	$678,585	$722,757	$2,542,137	$1,707,943
Less: Growth expenditures including amounts relating to development and acquired stores	(667,178)	(311,634)	(2,354,479)	(1,079,138)
Purchase of non-growth property and equipment	$11,407	$411,123	$187,658	$628,805

Routine repairs and maintenance expenditures expensed in store operations for the quarters ended September 30, 2006 and 2005 was $62,743 and $54,045, respectively. Repairs and maintenance expensed for the nine months ended September 30, 2006 and 2005 were $184,745 and $159,457, respectively.

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

Provision for purchase of non-growth property and equipment

In addition to the $187,658 noted above, management, in the third quarter, made a provision of $200,000 for further replacement of property and equipment.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter ended September 30, 2006 with comparative figures for 2005:

	Three Months Ended September 30, 2006 (Unaudited)	Three Months Ended September 30, 2005 (Unaudited)	Nine Months Ended September 30, 2006 (Unaudited)	Nine Months Ended September 30, 2005 (Unaudited)
# of Stores at September 30	99	66	99	66
Sales	$60,751,442	$41,434,078	$150,987,655	$106,758,276
Cost of sales, administrative, operating, and store acquisition and development expenses	54,965,287	37,924,823	138,628,468	98,608,440
LTIP provision	400,000		400,000	
Operating margin (*)	$5,386,155	3,509,255	11,959,187	$8,149,836
Percent of Sales	8.87%	8.47%	7.92%	7.63%

(*) Operating margin has been calculated as described under "Non-GAAP Measures"

Sales

Sales for the quarter ended September 30, 2006 increased by $19.4 million to $60.8 million from $41.4 million in the third quarter of 2005. For the nine months ended September 30, 2006 sales increased by $44.2 million to $151.0 million from $106.8 million for the nine months ended September 30, 2005.

Sales for the 65 stores that were in operation during the entire third quarter of 2005 increased by 8.27% to $44.5 million from $41.1 million in the third quarter of 2005.

Of the 99 stores open at September 30, 2006, 50 were in operation during entire first nine months of 2005. Sales of these stores increased by 7.00% to $93.2 million for the nine months ended September 30, 2006 from $87.1 million for the nine months ended September 30, 2005. Factors contributing to the improvement included the strength of the economy in Western Canada, numerous festivals and sporting events, including the 2006 Stanley Cup Playoffs, drawing people to the Edmonton and Calgary regions and favourable weather conditions.

Sales for 15 stores that were acquired or opened in the first half of fiscal 2005 increased $7.3 million to $26.9 million for the nine months ended September 30, 2006 from $19.6 million for the same period last year.

Since June 30, 2005, 34 stores have been acquired or opened. Sales for these stores were $15.3 million and $0.3 million for the third quarter of 2006 and 2005, respectively. For the nine months ended September, sales for these stores were $30.9 million for 2006 compared to $0.7 million for 2005.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expenses")

For the three months ended September 30, 2006 Operating Expenses of $55.0 million compare to $37.9 million in 2005. Operating Expenses for the first nine months of 2006 increased to $138.6 million, which were $40.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated.

Increases in labour costs due to upward pressure on wage rates in Alberta and an increase in staffing levels at head office to accommodate growth added $0.8 million and $1.7 million to operating costs for the third quarter and the nine months, respectively, when compared to the same periods in 2005. Labour cost increases are consistent with management's expectations.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) for the three months ended September 30, 2006 increased by $1.9 million over the same period in 2005 to $5.4 million. The increase in operating margin was due primarily to the increase in the number of stores and improved results from existing stores.

As a percentage of sales, operating margin increased to 8.87% for the quarter compared to 8.47% for the same period last year. During the quarter, the benefits of limited time offers and increases in retail prices were partially offset by increase labour rates.

Operating margin increased to $12.0 million for the nine months ended September 30, 2006 from $8.1 million in 2005. As for the quarter, the increase in operating margin was due primarily to the increase in the number of stores as well as improved results from existing stores.

Operating margin as a percentage of sales was 7.92% for the nine months ended September 30, 2006 compared to 7.63% in 2005. The factors contributing to quarterly performance also benefited the Fund's year-to-date results.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest of $4.7 million for the third quarter of 2006 compared to $3.0 million for the second quarter of 2005. For the nine month period ended September 30, 2006 earnings before non-controlling interest of $9.8 million increased over the same period in 2005, which had earnings before non-controlling interest of $6.6 million.

Net earnings, after the deduction of non-controlling interest and as determined in accordance with GAAP, for the three-month period ended September 30, 2006 increased by $1.5 million to $3.3 million from $1.8 million in 2005. Net earnings for the nine month period increased by $3.0 million over the same six month period in 2005.

Condensed Quarterly Information

	September 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004
	(thousands of dollars except per unit amounts)							
Balance Sheet								
Cash and cash equivalents	$1,683	$276	$2,935	$2,047	$172	$266	$10,199	$179
Total assets	173,736	165,812	141,511	140,806	127,114	118,425	126,040	102,081
Bank indebtedness	28,964	15,495	-	15,493	8,993	-	7,445	11,397
Total current liabilities	32,140	20,481	4,092	20,427	11,628	2,996	10,669	14,107
Long-term debt	2,500	7,500	-	11,352	7,359	7,500	7,481	7,398
Unitholders' equity	105,975	105,115	104,775	67,327	66,648	66,167	66,147	37,814
Non-controlling interest	33,120	32,716	32,643	41,700	41,471	41,762	41,742	42,377
Statement of Earnings								
Sales	60,751	$52,215	$38,021	$50,686	$41,434	$38,505	$26,819	$35,543
Earnings before non-controlling interest	4,678	3,992	1,101	3,676	2,966	2,760	910	2,957
Net earnings for the period	3,332	2,871	684	2,202	1,764	1,637	495	1,496
Basic earnings per unit	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10	$0.35
Diluted earnings per unit	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10	$0.35
Distributable cash per Unit	$0.43	$0.38	$0.14	$0.44	$0.29	$0.29	$0.14	$0.38

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year. Sales and operating margin improve as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of November 8, 2006:

	Units
Fund Units	10,228,320
Liquor Stores LP Exchangeable LP Units	1,176,680
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

During the three months ended September 30, 2006, 2,137 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of September 30, 2006, total indebtedness under all credit facilities was $31.5 million and was primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities are utilized as required. Subsequent to September 30, 2006, the long-term debt outstanding at September 30, 2006 was repaid in full.

Capital Expenditures

During the three months ended September 30, 2006, the Fund developed and opened a new store in Kelowna, BC, and one in Edmonton. The Fund completed the purchase of ten retail liquor stores located in Calgary, and one in Leduc, AB. Since December 31, 2005 the number of stores operated by the Fund has increased from 75 to 99. Subsequent to September 30 the Fund has acquired 3 stores. The Fund now operates 102 stores. At September 30, 2006 the Fund had tendered deposits of $1.9 million for acquisitions expected to occur in the fourth quarter.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $260,000 or $0.02 per unit.

Contractual Obligations

The table below sets forth, as of September 30, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases and the $2,500,000 non-revolving loan that is due in April of 2008..

	2006	2007	2008	2009	2010	2011 and thereafter
Operating leases	$ 3,195,818	$6,026,769	$5,642,587	$4,614,605	$3,689,585	$11,509,060
Long-term debt			$2,500,000			
Total	$3,195,818	$6,026,769	$13,142,587	$4,614,605	$3,689,585	$11,509,060

Subsequent to September 30, 2006, the $2.5 million long-term debt was repaid in full.

OFF BALANCE SHEET ARRANGEMENTS

The Fund has provided a letter of guarantee in the amount of $1 million to Scimtar Enterprises in respect of the purchase of a store in Chilliwack, British Columbia.

The Fund has not entered into any other off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimate fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the tangible and intangible assets stated above.

CHANGES IN ACCOUNTING POLICIES

Management is not aware of any recent accounting pronouncements or developments that will affect the Fund's financial statements. Management will continue to monitor and assess the impact of accounting pronouncements on the financial statements of the Fund as they become available.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, advances to equity investment, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and nine months ended September 30, 2006, the Fund incurred professional fees of $109,032 and $155,695 respectively, to a law firm where one of the partners is a director of Liquor

Stores GP Inc.(the "GP"), a subsidiary of the Fund. Rent paid to companies controlled by directors of the GP amounted to $21,604 and $75,479 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the GP relating to supervision of the construction of developed stores and lease administration in the amount $36,246 and $95,317 respectively. Included in accounts payable and accrued liabilities is $1,375 relating to these transactions (see note 7 to the Financial Statements).

OUTLOOK

Beyond 2006, the Fund intends to conintue to follow the acquisition and store development strategy that led to an increase in the number of stores to 102 from 75 at the beginning of the year.

We believe there will continue to be a consolidation trend in the industry and that the Fund is well positioned to continue to benefit from this. During the quarter, we opened 2 new stores and acquired 11 stores. Subsequent to September 30, 2006 the Fund acquired 3 stores. The acquisition of 2 more stores is expected to be completed in the fourth quarter and more are currently planned to open in 2007.

SUBSEQUENT EVENT

On October 31, 2006, the Federal Department of Finance announced a new tax on distributions made by publicly traded income trusts and limited partnerships. For existing income trusts, the government has proposed a four-year transition period. The stated purpose of this proposal is to make the tax treatment of income trusts comparable to that of corporations. However, as detailed draft legislation implementing the proposals is not yet available, the full implications to the Fund cannot be determined at this time. In any event, should the proposed tax structure be implemented as broadly outlined, the Fund and its unitholders will not be subject to the new measures until the 2011 taxation year.

These comments are not to be construed as tax advice. The specific changes contemplated are outlined in an official press release from the Department of Finance available at www.fin.gc.ca/news06/06-061_1e.html. Please consult your tax advisor for further information.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to Unitholders and the trading price of the Fund's units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Company's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's trust units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund.

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period and deducting provisions in respect of the LTIP.

Operating margin, as so calculated, and distributable cash are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin as and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes

no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

Liquor Stores Income Fund

Interim Consolidated Financial Statements
(unaudited)

September 30, 2006
(expressed in Canadian dollars)

Liquor Stores Income Fund
Consolidated Balance Sheets (unaudited)

	September 30, 2006	December 31, 2005
Assets	$	$
Current assets		
Cash and cash equivalents	1,682,818	2,047,400
Accounts receivable	949,209	1,136,634
Inventory	43,003,757	34,066,925
Prepaid expenses and deposits (note 5)	1,819,824	1,552,731
	47,455,608	38,803,690
Pre-opening costs	753,501	471,903
Deposits on future business acquisitions (note 5)	1,882,298	-
Equity investment	-	422,789
Property and equipment	21,888,004	18,007,419
Intangible assets	418,925	424,293
Goodwill	101,337,473	82,676,117
	173,735,809	140,806,211
Liabilities		
Current liabilities		
Bank indebtedness (note 6)	28,963,844	15,492,652
Accounts payable and accrued liabilities	1,558,551	3,628,182
Distributions payable to unitholders (note 8)	862,832	553,576
Distributions payable to non-controlling interest (note 9)	755,168	752,500
	32,140,395	20,426,910
Long-term debt (note 6)	2,500,000	11,352,466
	34,640,395	31,779,376
Non-controlling interest (note 9)	33,120,319	41,700,230
Unitholders' Equity		
Fund Units (notes 3 and 8)	106,024,795	66,990,066
Cumulative undistributed earnings	(49,700)	336,539
	105,975,095	67,326,605
	173,735,809	140,806,211

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings (unaudited)

	Three month period ended		Nine month period ended	
	September 30, 2006 $	September 30, 2005 $	September 30, 2006 $	September 30, 2005 $
Sales	60,751,442	41,434,078	150,987,655	106,758,276
Cost of sales, operating, administrative, acquisition and store development	54,965,287	37,924,823	138,628,465	98,608,440
Operating earnings before amortization	5,786,155	3,509,255	12,359,190	8,149,836
Amortization				
Property and equipment	532,014	325,510	1,414,822	883,294
Intangible assets	40,811	21,450	102,437	64,350
Pre-opening costs	78,811	28,045	177,168	45,353
	651,636	375,005	1,694,427	992,997
Earnings before interest and non-controlling interest	5,134,519	3,134,250	10,664,763	7,156,839
Interest				
Interest expense on bank indebtedness	(358,240)	(102,992)	(677,912)	(282,230)
Interest expense on long-term debt	(98,724)	(65,383)	(215,683)	(238,716)
	(456,964)	(168,375)	(893,595)	(520,946)
Earnings before non-controlling interest	4,677,555	2,965,875	9,771,168	6,635,893
Non-controlling interest	(1,345,342)	(1,202,077)	(2,883,814)	(2,739,683)
Net earnings for the period	3,332,213	1,763,798	6,887,354	3,896,210
Cumulative undistributed earnings, beginning of period	(793,631)	(318,040)	336,539	385,437
Distributions declared (note 11)	(2,588,282)	(1,650,677)	(7,273,593)	(4,486,566)
Cumulative undistributed earnings, end of period	(49,700)	(204,919)	(49,700)	(204,919)
Basic earnings per unit (note 10)	$0.39	$0.29	$0.86	$0.68
Diluted earnings per unit (note 10)	$0.39	$0.29	$0.85	$0.67

Liquor Stores Income Fund

Consolidated Statements of Cash Flows (unaudited)

	Three month period ended		Nine month period ended	
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Cash provided by (used in)				
Operating activities				
Net earnings for the period	3,332,213	1,763,798	6,887,354	3,896,210
Items not affecting cash				
Amortization	651,636	375,005	1,694,427	992,997
Equity income	-	(5,237)	(28,237)	(12,585)
Accrued interest	-	25,711	-	130,722
Non-controlling interest	1,345,342	1,202,077	2,883,814	2,739,683
	5,329,191	3,361,354	11,437,358	7,747,027
Net change in non-cash working capital items	(5,018,345)	(1,340,616)	(7,333,994)	(3,077,689)
	310,846	2,020,738	4,103,364	4,669,338
Financing activities				
Net proceeds from the issuance of Units (note 3)	94,418	-	30,643,418	28,670,464
Increase (decrease) in bank indebtedness	12,169,634	8,993,000	13,585,671	(2,404,240)
Proceeds of long-term debt	-	(143,573)	-	(146,501)
Repayment of long-term debt	(5,000,000)	-	(8,852,466)	-
Distributions paid to unitholders	(2,587,514)	(1,647,377)	(6,964,337)	(4,292,331)
Distributions paid to non-controlling interest	(991,486)	(1,115,362)	(3,140,739)	(3,245,193)
	3,685,052	6,086,688	25,271,547	18,582,199
Investing activities				
Business acquisitions (note 4)	(3,175,717)	(1,177,746)	(24,856,292)	(15,199,333)
Deposits on future business acquisitions	(55,000)	(6,200,000)	(1,882,298)	(6,200,000)
Purchase of property and equipment	(678,585)	(722,757)	(2,542,137)	(1,707,943)
Intangible assets	-	-	-	-
Pre-opening costs	(93,475)	(106,354)	(458,766)	(216,553)
Repayment from (investment in) equity investee	-	5,538	-	65,512
	(4,002,776)	(8,201,319)	(29,739,493)	(23,258,317)
Increase (decrease) in cash and cash equivalents	(6,878)	(93,893)	(364,582)	(6,780)
Cash and cash equivalents balance, beginning of period	1,689,696	265,785	2,047,400	178,672
Cash and cash equivalents balance, end of period	1,682,818	171,892	1,682,818	171,892
Supplementary information				
Interest paid	456,964	142,664	893,595	390,224

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at September 30, 2006, Liquor Stores LP operated 92 (September 30, 2005 – 65) retail liquor stores in Alberta and 7 (September 30, 2005 -3) retail liquor stores in British Columbia.

2 Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2005. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited consolidated interim financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2005.

3 Issuance of Units

On March 15, 2006, the Fund issued 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $32,400,000. The cost of issuance of the units was $1,756,582, resulting in net proceeds of $30,643,418. The Fund used the net proceeds from the issuance to acquire new stores as described in notes 4 and 13, develop new stores, repay existing indebtedness and for general corporate purposes.

4 Business acquisitions

During the quarter ended September 30, 2006, the Fund completed the acquisition of 11 retail liquor store businesses. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Fund has not yet finalized the allocation of the purchase cost for the acquisitions. The preliminary allocation of the purchase cost is based on management's best estimate and information available at the time of preparing these consolidated financial statements and any changes may be material.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	1,378,145
Goodwill	11,283,343
Intangible assets	58,997
	12,720,485
Net working capital	2,113,622
Deposits made prior to June 30, 2006	(11,658,390)
Cash paid	3,175,717

5 Deposits on future business acquisitions

At September 30, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,882,298 (December 31, 2006 – nil). In addition, deposits for inventory and working capital in the amount of $590,061 were included in prepaid expenses and deposits at September 30, 2006. Subsequent to September 30, 2006, the Fund drew down the future business acquisitions deposits by $927,469 and inventory and working capital deposits by $307,497 through the acquisition of 2 stores.

6 Bank indebtedness and long-term debt

Bank Indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate As at September 30, 2006, the bank indebtedness rate of interest was 6% (December 31, 2005 – 5.25%) and $30,965,171 was drawn on the operating line.

Long-term debt

Long-term debt consists of a $14.5 million capital asset loan established to assist in financing existing capital assets of the Fund. Interest on long-term debt is payable at the bank's prime rate plus 0.25%. As of September 30, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 – 5.50). Subsequent to September 30, 2006, $2.5 million was repaid.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance.

7 Related party transactions

During the three and nine month periods ended September 30, 2006, the Fund incurred professional fees of $109,032 and $155,695 respectively, to a law firm where one of the partners is a director of a subsidiary of the Fund. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $21,604 and $75,479 respectively. Further, the Fund paid fees and expenses to a company controlled by the President of the Fund, relating to the supervision of construction of developed stores and lease administration, in the amount $36,246 and $95,317 respectively. These transactions are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $1,375 (December 2005 - $94,848) relating to these transactions.

8 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,756,582	30,643,418
Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the nine months ended September 30, 2006	848,637	-	8,391,311
Balance – September 30, 2006	8,628,320	8,275,346	106,024,795

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

Units issued on exchange of Liquor Stores LP Exchangeable LP Units during the nine months ended September 30, 2006 were issued at the carrying amount of the Liquor Stores LP Exchangeable LP Units in accordance with EIC-151.

Distributions payable to Unitholders

Cash available for distribution to unitholders is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. Distributions totalling $2,588,282 ($0.30 per Fund Unit) were declared by the Fund for the quarter ended September 30, 2006. Of the distributions declared during the quarter, $1,725,450 were paid and $862,832 were payable as of

September 30, 2006. Distributions of $2,587,514 were paid during the quarter, which included $862,064 of distributions that were declared and payable as of June 30, 2006.

9 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units	Liquor Stores LP Subordinated LP Units	Total
	#	#	#
Liquor Stores Limited Partnership			
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Redemption of Liquor Stores LP Exchangeable LP Units for Fund Units during the nine months ended September 30, 2006	(848,637)	-	(848,637)
Balance – September 30, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units	1,176,680	2,125,000	3,301,680
	$	$	$
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Fund Special Voting Units – Amount	-	-	-
Earnings	1,027,276	1,826,268	2,853,544
Units exchanged for Fund Units	(8,391,311)	-	(8,391,311)
Distributions declared (note 11)	(1,230,907)	(1,912,500)	(3,143,407)
	11,756,934	21,262,122	33,019,056
Subsidiaries			
Balance – December 31, 2005			-
Acquisitions during the period			70,992
Earnings			30,271
Balance - September 30, 2006			101,263
Total			**33,120,319**

Distributions payable to exchangeable and subordinated unitholders non-controlling interest

Cash available for distribution to non-controlling interest is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the Trustees of the Fund. Distributions totalling $353,218 ($0.30 per Exchangeable LP Unit) and $637,500 ($0.30 per Subordinated LP Unit) were declared by the Fund for the quarter ended September 30, 2006. Of the distributions declared during the quarter, $235,550 was paid and $755,168 was payable as of September 30, 2006. Distributions of $991,486 were paid during the quarter, which included $755,936 of distributions that were declared and payable as of June 30, 2006.

10 Earnings per Unit

	September 30, 2006 (3 months) $	September 30, 2005 (3 months) $	September 30, 2006 (9 months) $	September 30, 2005 (9 months) $
Net Earnings (Numerator utilized in basic earnings per unit)	3,332,213	1,763,798	6,887,354	3,896,210
Non-controlling interest	1,345,342	1,202,077	2,883,814	2,739,683
Earnings (Numerator utilized in diluted earnings per unit)	4,677,555	2,965,875	9,771,168	6,635,893
Earnings per unit - basic	$0.39	$0.29	$0.86	$0.68
- diluted	$0.39	$0.29	$0.85	$0.67
Equivalent units outstanding, beginning of period	8,626,183	6,130,000	6,179,683	4,300,000
Weighted average of equivalent units issued	1,742	7,126	1,782,922	1,423,500
Denominator utilized in basic earnings per unit	8,627,925	6,137,126	7,962,605	5,723,500
Exchangeable and Subordinated units	3,302,075	4,192,874	3,533,695	4,197,599
Denominator utilized in diluted earnings per unit	11,930,000	10,330,000	11,496,300	9,921,099

11 Distributions

		Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
Date distribution declared	**Date distribution paid**	**Declared $**	**Paid $**	**Declared $**	**Paid $**	**Declared $**	**Paid $**
January 9, 2006	February 15, 2006	618,111	618,111	202,389	202,389	820,500	820,500
February 15, 2006	March 15, 2006	618,944	618,944	201,556	201,556	820,500	820,500
March 10, 2006	April 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
April 13, 2006	May 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
May 15, 2006	June 15, 2006	862,064	862,064	118,436	118,436	980,500	980,500
June 15, 2006	July 17, 2006	862,064	862,064	755,936	755,936	1,618,000	1,618,000
July 14, 2006	August 15, 2006	862,618	862,618	117,882	117,882	980,500	980,500
August 15, 2006	September 15, 2006	862,832	862,832	117,668	117,668	980,500	980,500
September 15, 2006	October 16, 2006	862,832	-	755,168	-	1,618,000	-
		7,273,593	6,410,761	3,143,407	2,388,239	10,417,000	8,799,000

12 Seasonal nature of the business

The Fund's results for the third quarter and first nine months of 2006 are not necessarily indicative of the results that may be expected for the full year due to seasonal variations in sales levels. The Fund historically experiences higher sales in the third and fourth quarters, while the first and second quarter typically experience lower sales levels due to seasonal shopping patterns. Occupancy related expenses, operating and administrative expense, amortization and interest expense remain relatively steady throughout the year.

13 Subsequent events

Subsequent to September 30, 2006, the Fund completed the acquisition of 3 retail liquor store businesses. The aggregate purchase price (including inventory) for the acquisitions was approximately $3.2 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 3).

The purchase price on the acquisition will be allocated to the fair value of the acquired assets when determined.

On October 2, 2006 the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit for aggregate proceeds of $35,680,000. The cost of issuance of the units was $1,888,607, resulting in net proceeds of $33,791,393. The Fund will use the net proceeds from the issuance to temporarily repay bank indebtedness and for future liquor store acquisitions and development.

14 Comparative figures

Certain comparative figures have been reclassified to conform with the current period presentation.

File No. 82-34987

November 8, 2006

LIQUOR STORES INCOME FUND ANNOUNCES PROMOTION OF RICK CROOK TO PRESIDENT

Edmonton, Alberta, November 8, 2006 - Mr. Irv Kipnes, Chief Executive Officer of Liquor Stores GP Inc., is pleased to announce the promotion of Rick Crook to President and Chief Operating Officer of Liquor Stores GP Inc.

Mr. Crook assumes responsibility for the overall operations of the company including: store acquisition and development, finance, store operations, marketing, human resources and information systems.

Mr. Crook previously held the position of Executive Vice President and Chief Operating Officer of Liquor Stores GP Inc. Prior to that Mr. Crook was the Senior Vice President and General Manager of the Liquor Depot Corporation and also spent twelve years in sales and marketing with large international producers of wine and spirits. Mr. Crook is also a director of the Alberta Liquor Store Association. Mr. Crook assumes his new role effective November 9, 2006. Mr. Kipnes will continue as Chief Executive Officer.

About "Liquor Stores Income Fund"

Liquor Stores Income Fund is a publicly traded Canadian income trust fund headquartered in Edmonton, Alberta that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 102 stores).

The Fund trades on the Toronto Stock Exchange under the symbol LIQ.UN. For additional information about Liquor Stores Income Fund, visit www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace, CA
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179